

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

July 13, 2009

Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

> **Re:** **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F fiscal year ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 001-32749**

Dear Dr. Lipps:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. We note that Exhibits 2.18 and 2.19 to the Form 20-F filed on February 20, 2009 have not been filed in their entirety. Please explain why these were not filed pursuant to Item 19 (4) as to Exhibits for Form 20-F.

* * * * *

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to John Dana Brown at 202-551-3859 or Pamela Howell at 202-551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Dr. Ben J. Lipps
        Fax: 49 6172 609 7998